JEFFREY R. VETTER	March 11, 2013	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Ivan Griswold, Staff Attorney Kathleen Collins, Accounting Branch Chief Melissa Kindelan, Staff Accountant

Re:	Marin Software Incorporated Amendment No. 1 to Registration Statement on Form S-1 Filed on March 4, 2013 File No. 333-186669

Ladies and Gentlemen:

On behalf of Marin Software Incorporated (the “Company”), we are concurrently filing under the Securities Act of 1933, as amended, the Registration Statement on Form S-1 (File No. 333-186669), which was initially submitted by the Company on a confidential basis to the U.S. Securities and Exchange Commission (the “Commission”) on December 14, 2012 and was filed with the Commission on February 13, 2013 and amended on March 4, 2013 (the “Registration Statement”). In this letter, we respond to the comments of the staff (of the Commission the “Staff”) contained in the Staff’s letter dated March 8, 2013 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Registration Statement in paper format, marked to show changes from the Registration Statement filed on March 4, 2013.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures, including the proposed number of shares to be sold in the initial public offering and the price range.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 60

1.	We note revenue generated from your international operations increased significantly in 2012. We further note your added disclosure on page F-28 where you state that you intend to reinvest

United States Securities and Exchange Commission

Division of Corporation Finance

March 11, 2013

indefinitely certain of the cumulative earnings from your foreign subsidiaries. In light of this growth in your international operations please tell us your consideration for disclosing the amount of cash and cash equivalents held by foreign subsidiaries where earnings are considered permanently reinvested and the impact this may have on the company’s liquidity. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350. Further, please consider presenting a separately captioned risk factor expanding your financial and operational risk disclosures related to restrictions on repatriation of earnings.

In response to the Staff’s comment, the Company has revised page 61 of the Registration Statement. The Company respectfully advises the Staff that page 22 of the Registration Statement provides disclosure regarding the potential restrictions on repatriation of earnings and the Company has determined not to present a separately captioned risk factor because only $0.6 million of the Company’s $31.5 million of cash and cash equivalents as of December 31, 2012 was held by the Company’s foreign subsidiaries. The Company will monitor its offshore cash balance and investment levels in foreign operations for future periods and update the disclosure as necessary.

Executive Compensation

2012 Summary Compensation Table, page 104

2.	Briefly describe the basis for the variances in awards of options among the named executive officers. Please refer to the introductory language to paragraph (o) of Item 402 of Regulation S-K.

In response to the Staff’s comment, the Company has revised page 104 of the Registration Statement.

* * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Michael A. Brown, Esq. at (415) 875-2432.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:	Christopher A. Lien, Chief Executive Officer
John A. Kaelle, Chief Financial Officer
Rashmi Garde, General Counsel
Marin Software Incorporated

United States Securities and Exchange Commission

Division of Corporation Finance

March 11, 2013

Michael A. Brown, Esq.
Fenwick & West LLP

Douglas D. Smith, Esq.
Stewart L. McDowell, Esq.
Gibson Dunn & Crutcher LLP

Stephane Berthier
PricewaterhouseCoopers LLP